As filed with the Securities and Exchange Commission on October 15, 2012

Registration No. 333-177563

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM S-11

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

American Realty Capital Global Trust, Inc.

(Exact name of registrant as specified in its charter)

405 Park Avenue, 15th Floor

New York, New York 10022

(212) 415-6500

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Nicholas S. Schorsch

American Realty Capital Global Trust, Inc.

405 Park Avenue, 15th Floor

New York, New York 10022

(212) 415-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

  Peter M. Fass, Esq.
PROSKAUER ROSE LLP
Eleven Times Square
New York, New York 10036-8299
Tel: (212) 969-3000
Fax: (212) 969-2900

Approximate date of commencement of proposed sale to public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If any of the securities on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☒  Registration No. 333-177563

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller Reporting Company	☐
(Do not check if smaller reporting company)

Explanatory Note

This Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (No. 333-177563) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.  Financial Statements and Exhibits

(b)        Exhibits.  The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
1.1	Second Amended and Restated Dealer Manager Agreement among American Realty Capital Global Trust, Inc., American Realty Capital Global Advisors, LLC and Realty Capital Securities, LLC
1.2	Form of Soliciting Dealer Agreement between Realty Capital Securities, LLC and the Soliciting Dealers
3.1	Articles of Amendment and Restatement for American Realty Capital Global Trust, Inc.
5.1	Opinion of Venable LLP
8.1	Opinion of Proskauer Rose LLP as to tax matters
10.1	Second Amended and Restated Escrow Agreement among American Realty Capital Global Trust, Inc., UMB Bank, N.A., and Realty Capital Securities, LLC
23.2	Consent of Venable LLP (included in Exhibit 5.1)
23.3	Consent of Proskauer Rose LLP (included in Exhibit 8.1)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, State of New York, on October 15, 2012.

AMERICAN REALTY CAPITAL GLOBAL TRUST, INC.

By:	/s/ NICHOLAS S. SCHORSCH NICHOLAS S. SCHORSCH CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

NAME	CAPACITY	DATE

/s/ Nicholas S. Schorsch	Chief Executive Officer and Chairman of the Board of Directors	October 15, 2012
Nicholas S. Schorsch

/s/ Edward M. Weil, Jr.	President, Chief Operating Officer, Treasurer, Secretary and Director	October 15, 2012
Edward M. Weil, Jr.

/s/ Brian S. Block	Executive Vice President and Chief Financial Officer	October 15, 2012
Brian S. Block	(principal accounting officer)

*	Independent Director	October 15, 2012
Edward G. Rendell

*	Independent Director	October 15, 2012
Abby M. Wenzel

*	Independent Director	October 15, 2012
Scott J. Bowman

*By: /s/ Nicholas S. Schorsch
Nicholas S. Schorsch
Attorney-in-fact